Exhibit (a)(3)

2024 Annual Report	April 30, 2025

TO OUR EVERFLOW PARTNERS...

The Company had a Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) representing a liability of $5.98 million at December 31, 2024, a decrease of $2.24 million from a liability of $3.74 million measured at December 31, 2023. The decrease was primarily due to decreases in crude oil prices and increases in lease operating expenses in 2024 and the related downward revisions in quantities of crude oil and natural gas reserves from December 31, 2023 to December 31, 2024. The Company did not incur any development costs in 2024. Total assets and partners’ equity of the Company at December 31, 2024 amounted to $44.9 million and $20.3 million, respectively.

The Appalachian Basin experienced continued declining crude oil and natural gas prices during 2024, as compared to recent years. Negative regional basis adjustments being applied to the majority of the Company’s natural gas sales continued to settle at unpleasantly low levels. Negative regional basis adjustments are primarily the result of excess supply of natural gas currently being produced and stored in the region. The average price received by the Company per MCF of natural gas was $2.15 in 2024, a decrease of $0.34, or 14% from the average price received of $2.49 in 2023. The average price received by the Company per BBL of crude oil was $72.37 in 2024, a decrease of $1.92, or 3%, from the average price received of $74.29 in 2023.

The decreases in 2024 prices had a negative effect on the Company’s operations. The Company’s crude oil and natural gas sales decreased $939,000, or 17%, from 2023 to 2024. The Company reported net income of $226,000 during 2024, as compared to a reported net income of $222,000 in the prior year (GAAP Basis). Net income per limited partnership Unit was reported as $0.05 in 2024, as compared to the $0.04 of net income per limited partnership Unit reported in the prior year (GAAP Basis).

Throughout the majority of 2024, the Company strategically limited its natural gas production from Company operated wells during times of depressed regional natural gas prices to minimize the impact of the low prices being received. This strategy, which is primarily accomplished by voluntarily shutting in wells, is also intended to hold production for the future when natural gas prices have recovered. Under this arrangement, there is also a risk that natural gas prices will not recover, and that the production of future volumes will be sold at the same depressed or potentially further depressed natural gas prices.

The Company reported net taxable income of $0.27 per Unit for the 2024 tax year. The Company also reported marginal well tax credits of $0.20 per Unit for the 2024 tax year.

FINANCIAL REPORT...

Enclosed with this Annual Newsletter is the following financial information:

•         The Company’s audited 2024 Consolidated Financial Report, including a report from the Company’s independent registered public accounting firm and Notes to Consolidated Financial Statements.

•         “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 25, 2025.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 • (330) 533-2692

2024 Annual Report	April 30, 2025

RESERVES REPORT...

Also enclosed with this newsletter is a copy of a letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest (the “Reserves Report”). Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed 2024 Consolidated Financial Report – reference Note 7 of the Notes to Consolidated Financial Statements.

As presented in the enclosed Reserves Report, the Company has an estimated $11.9 million in undiscounted future net cash flows at December 31, 2024, representing $2.53 per limited partnership Unit. Because of the time period required to extract such reserves, the present value of reserves to be obtained in the future is less than if immediately available. The present value of the Company’s future net cash flows, discounted at 10% per annum, is $7.6 million at December 31, 2024, which represents $1.62 per limited partnership Unit.

The average remaining economic life of the Company’s wells at December 31, 2024 is 4.9 years with one well having an economic life of 50 years.

DIRECT DEPOSIT...

The majority of the Company’s partners are currently setup to have their cash distributions directly deposited into their bank accounts, whereas other partners continue to receive checks. Direct deposit is a safe and convenient way to have your cash distributions deposited directly into your bank account and have the funds available for your use right away, while also eliminating (i) the extra time required for the United States Postal Service to deliver your paper check, (ii) the additional time and effort associated with depositing the check into your bank account once it has been received, (iii) the additional time associated with your bank processing and clearing the check and making the funds available to you. In addition, processing cash distributions via direct deposit is a much more cost efficient process for the Company, as it requires less labor, supplies and postage. We continue to encourage all Unitholders to take advantage of direct deposit for your cash distributions. Unitholders are notified of cash distributions directly deposited via email on the day the distribution is processed. If you are interested in signing up for direct deposit, please contact Sharon Bradley, our Partner Relationship Manager, and she will be happy to assist with getting you setup. Sharon may be reached at the Company’s main phone number – (330) 533-2692, ext. 111 – or by email at sbradley@everfloweastern.com.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 • (330) 533-2692

2024 Annual Report	April 30, 2025

REPURCHASE RIGHT...

The Company’s partnership agreement provides that each year the Company will repurchase for cash up to 10% of its then outstanding Units. The price to be paid for any such Units is calculated based upon the audited financial statements of the Company as of December 31 of the year prior to the year in which the Repurchase Right is to be effective and independently prepared reserves reports.

Between April 30, 2025 and June 30, 2025, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2024, as adjusted for cash distributions since that date.

Based on the Company’s audited financial statements (enclosed), the 2025 calculated Repurchase Right Price is $1.32 per Unit calculated as follows:

Total partners' equity at December 31, 2024	$20,335,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	(5,979,000)
Tax adjustment	112,000
(5,867,000)
Deduct:
Carrying value of oil and gas properties
Historical cost	134,157,000
Less Depreciation, Depletion and Amortization	(129,119,000)
5,038,000

Adjusted Book Value	9,430,000
66% of Adjusted Book Value	6,224,000
98.57% Limited Partners' share	6,135,000
Unit price based on 4,634,720 Units	1.32
Less Interim Distributions	-

Calculated Repurchase Right Price	$1.32

Management of the Company believes that the Repurchase Right Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 • (330) 533-2692